SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The NASDAQ OMX Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 par value per share

(Title of Class of Securities)

631103108

(CUSIP Number of Class of Securities Underlying Common Stock)

Edward S. Knight

Executive Vice President and General Counsel

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, New York 10006

+1 212 401 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Craig A. Roeder

Christopher M. Bartoli

Baker & McKenzie LLP

One Prudential Plaza, Suite 3500

130 East Randolph Drive

Chicago, IL 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,174,763	$512

*	Calculated solely for purposes of determining the applicable filing fee. This amount assumes that options to purchase 944,700 shares of common stock of The NASDAQ OMX Group, Inc. having an aggregate value of $7,174,763 as of June 30, 2010 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black—Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$512
Form or Registration No.:	Schedule TO-I
Filing party:	The NASDAQ OMX Group, Inc.
Date filed:	July 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Page
Item 4. Terms of the Transaction	1

SIGNATURE	2

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2010 (the “Schedule TO”) by The NASDAQ OMX Group, Inc., a Delaware corporation (“NASDAQ OMX” or the “Company”), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on August 2, 2010 (“Amendment No. 1”), in connection with the Company’s offer to exchange certain outstanding stock options to purchase up to an aggregate of 944,700 shares of the Company’s common stock as of June 30, 2010, whether vested or unvested, that were granted on or after January 1, 2006 and on or before June 30, 2008 and have an exercise price greater than $30.00 per share (“Eligible Options”).

This Amendment No. 2 is filed to report the results of the Program by amending only the item of the Schedule TO included below. Except as specifically provided herein, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO, as amended by Amendment No. 1. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1. All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange Eligible Options for Replacement Options dated July 7, 2010.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Program expired at 12:00 midnight, United States Eastern Time, at the end of August 3, 2010. Pursuant to the Program, 846,129 Eligible Options were tendered and were accepted by the Company for cancellation, representing 90% of the total Eligible Options. On August 3, 2010, the Company granted 604,151 Replacement Options in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the Replacement Options granted pursuant to the Program is $20.04, which was the closing price of the Company’s common stock as reported by The NASDAQ Stock Market on August 3, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

THE NASDAQ OMX GROUP, INC.

/s/ ADENA T. FRIEDMAN
Adena T. Friedman
Executive Vice President and Chief Financial
Officer

Date: August 6, 2010

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